------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 34
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607

                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           -------------------------

                                With Copies to:
                              Richard Hall, Esq.

                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019

                                (212) 474-1000

         ------------------------------------------------------------

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman
Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman
Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

          Item 3 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

          Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and Northrop Grumman, the Northrop Grumman Purchaser and their Respective Executive Officers, Directors or Affiliates

                             THE MERGER AGREEMENT

          Pursuant to an Agreement and Plan of Merger dated as of November 7, 2001 (the "Northrop Grumman Merger Agreement"), among Northrop Grumman, Purchaser Corp. I, a wholly owned subsidiary of Northrop Grumman ("Northrop Grumman Purchaser"), and the Company, a copy of which is filed herewith as Exhibit (e)(2), Northrop Grumman will amend the Northrop Grumman Offer: (a) to change the offer price to a price designed to provide a value of $67.50 per share in cash and/or Northrop Grumman common stock, as described below under "-- The Northrop Grumman Offer Consideration"; (b) to designate the Northrop Grumman Purchaser as the bidder under the Northrop Grumman Offer; and (c) set November 29, 2001, as the initial expiration date for the Northrop Grumman Offer. After the Northrop Grumman Purchaser has consummated the Northrop Grumman Offer, the Company will be merged with and into Purchaser (the "Northrop Grumman Merger") and Purchaser will continue as the surviving corporation and as a wholly owned subsidiary of Northrop Grumman. In the Northrop Grumman Merger, stockholders of the Company will receive cash and/or Northrop Grumman common stock, as applicable, designed to provide a value of $67.50 in exchange for each Company Share, as described below under "-- The Northrop Grumman Merger Consideration".

          The parties intend to consummate the Northrop Grumman Offer and the Northrop Grumman Merger as soon as practicable following the satisfaction or waiver of the conditions to closing set forth in the Northrop Grumman Merger Agreement. The Northrop Grumman Offer is conditioned upon, among other things,
(i) acceptance of the Northrop Grumman Offer by holders of a majority of the Company Shares

(on a fully diluted basis), (ii) the registration statement on Form S-4 filed by Northrop Grumman in connection with the Northrop Grumman Offer having been declared effective by the Securities and Exchange Commission and not subject to any stop order and (iii) other customary closing conditions.

The Northrop Grumman Offer Consideration

          Offer Consideration to Be Paid. On the terms and subject to the conditions of the Northrop Grumman Offer, Northrop Grumman will exchange a combination of cash and newly issued Northrop Grumman common stock for Company Shares validly tendered in the Northrop Grumman Offer.

          Election Right. Each Company stockholder will have the right to elect to receive, for those Company Shares he or she validly tenders in the Northrop Grumman Offer, either

     o    $67.50 in cash, without interest, per Company Share; or

     o a number of shares of Northrop Grumman common stock (the "exchange ratio") designed to provide a value of $67.50 per Company Share,

subject, in each case, to the election and proration procedures and limitations described below.

          Northrop Grumman will determine the exact exchange ratio by dividing $67.50 by the average of the closing sale prices for a share of Northrop Grumman common stock on the New York Stock Exchange as reported in The Wall Street Journal over the 5-day trading period ending on the trading day immediately preceding the second full trading day before the expiration of the Northrop Grumman Offer (the "Northrop Grumman Stock Value"). However, in no event will the exchange ratio be more than .84375 ($67.50/$80.00) or less than
 .675 ($67.50/$100.00). Northrop Grumman will issue a press release before 9:00 A.M., New York City time, on the second full trading day before the expiration of the Northrop Grumman Offer, announcing the exchange ratio and the Northrop Grumman Stock Value.

          Northrop Grumman will issue 16,636,885 shares of its common stock (the "Northrop Grumman Available Shares") in the Northrop Grumman Offer and the Northrop Grumman Merger. The portion of these shares available in the Northrop Grumman Offer (the "Offer Shares") will equal the number of Northrop Grumman Available Shares times the percentage of outstanding Company Shares tendered in the Northrop Grumman Offer. All Northrop Grumman Available Shares not exchanged in the Northrop Grumman Offer will be issued in the Northrop Grumman Merger (the "Remaining

Northrop Grumman Available Shares").

          Northrop Grumman will pay $892,026,990 in cash for the Company Shares in the Northrop Grumman Offer and the Northrop Grumman Merger (the "Base Cash Amount"), subject to (i) increase for fractional shares, (ii) the adjustments as provided below plus (iii) the number of outstanding Company Shares increases due to option exercises minus (iv) certain indebtedness repaid to the Company with Company Shares, as contemplated in the Northrop Grumman Merger Agreement (the "Adjusted Cash Amount"). The adjustments to the Base Cash Amount referred to in clause (ii) above are as follows:

     o If the Northrop Grumman Stock Value is less than $90.00 but equal to or greater than $80.00, Northrop Grumman will increase the aggregate amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by the product of (a) the excess of $90.00 over the Northrop Grumman Stock Value and (b) the number of Northrop Grumman Available Shares.

     o If the Northrop Grumman Stock Value is less than $80.00, Northrop Grumman will increase the aggregate of amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by $166,368,850.

     o If the Northrop Grumman Stock Value is greater than $90.00 but less than or equal to $100.00, Northrop Grumman will reduce the aggregate amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by the product of (a) the excess of the Northrop Grumman Stock Value over $90.00 and (b) the number of Northrop Grumman Available Shares.

     o If the Northrop Grumman Stock Value is greater than $100.00, Northrop Grumman will reduce the aggregate of amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by $166,368,850.

The amount of cash available in the Northrop Grumman Offer (the "Offer Cash Amount") will equal the Adjusted Cash Amount multiplied by the percentage of outstanding Company Shares tendered in the Northrop Grumman Offer.

          Because of the manner in which the exchange ratio is calculated, holders of Company shares who receive solely Northrop Grumman common stock or a combination of Northrop Grumman common stock and cash in the Northrop Grumman Offer or the Northrop Grumman Merger will receive $67.50 per Company Share of value (based on the Northrop Grumman Stock

Value) if the Northrop Grumman Stock Value is between $80.00 and $100.00, will receive less than $67.50 per Company Share of value if the Northrop Grumman Stock Value is less than $80.00 and will receive more than $67.50 per Company Share of value if the Northrop Grumman Stock Value is more than $100.00.

          Consequences of Over- and Under-Election. If Company stockholders elect to receive pursuant to the Northrop Grumman Offer cash in excess of the Offer Cash Amount, the amount of cash that Company stockholders will receive for each Company Share for which they made a cash election will be reduced pro rata so the total amount of cash that Northrop Grumman will pay to all Company stockholders in the Northrop Grumman Offer will equal the Offer Cash
Amount. If this reduction occurs, in addition to the reduced amount of cash, Northrop Grumman will issue, in respect of each Company Share for which a cash election was made, shares of Northrop Grumman common stock in lieu of the cash the Company stockholder would have otherwise received. The number of shares of Northrop Grumman common stock to be issued for each Company Share subject to a cash reduction in this situation will be calculated by multiplying the exchange ratio by the percentage reduction in the cash consideration paid to Company stockholders making cash elections.

          If Company stockholders elect to receive pursuant to the Northrop Grumman Offer shares of Northrop Grumman common stock in excess of the Offer Shares, the number of shares of Northrop Grumman common stock that Company stockholders will receive for each Company Share for which they made a share election will be reduced pro rata so that the total number of shares that Northrop Grumman will issue to all Company stockholders in the Northrop Grumman Offer will equal the Offer Shares. If this reduction occurs, in addition to the reduced number of Northrop Grumman shares, Northrop Grumman will pay, in respect of each Company Share for which a share election was made, cash in lieu of the Northrop Grumman shares that the Company stockholder would have otherwise received. The amount of cash to be paid for each Company Share subject to a share election in this situation will be calculated by multiplying $67.50 by the percentage reduction in Northrop Grumman shares issued to Company stockholders making share elections.

          In the case of an over-election for either cash or Northrop Grumman shares, those Company stockholders who fail to make a valid election with respect to their shares will receive the under-elected form of consideration for those shares. If all Company stockholders together make valid cash elections for less than the Offer Cash Amount and valid share elections for fewer than all the Offer Shares, all of the remaining cash and Northrop Grumman shares that will be paid and issued in Northrop Grumman Offer will be allocated pro rata among non-electing holders of Company Shares.

The Northrop Grumman Merger Consideration

          Merger Consideration to Be Paid. On the terms and subject to the conditions of the Northrop Grumman Merger Agreement, Northrop Grumman will exchange a combination of cash and newly issued Northrop Grumman common stock for all Company Shares outstanding at the time Northrop Grumman completes the Northrop Grumman Merger.

          Election Right. Each Company stockholder may make for each Company Share exchanged pursuant to the Northrop Grumman Merger, either an election
(i) for $67.50 in cash or (ii) for shares of Northrop Grumman common stock, subject, in each case, to the election and proration procedures and limitations described below.

          Consequences of Over- and Under-Election. Pursuant to the Northrop Grumman Merger, Northrop Grumman will (a) issue the Remaining Northrop Grumman Available Shares and (b) distribute cash in an amount equal to (i) the Adjusted Cash Amount minus (ii) the amount of cash paid in the Northrop Grumman Offer (the "Remaining Cash Amount"), subject to increase for fractional shares.

          If Company stockholders elect to receive pursuant to the Northrop Grumman Merger cash in excess of the Remaining Cash Amount, the amount of cash that Company stockholders will receive for each Company Share for which they made a cash election will be reduced pro rata so that the total amount of cash that Northrop Grumman will pay to all Company stockholders pursuant to the Northrop Grumman Merger will equal the Remaining Cash Amount. If this reduction occurs, in addition to the reduced cash, Northrop Grumman will issue, in respect of each Company Share for which a cash election was made, shares of Northrop Grumman common stock in lieu of the cash the Company stockholders would have otherwise received. The number of shares of Northrop Grumman common stock to be issued for each Company Share subject to a cash reduction in this situation will be calculated by multiplying the exchange ratio by the percentage reduction in the cash consideration paid to Company stockholders making cash elections.

          If Company stockholders elect to receive pursuant to the Northrop Grumman Merger shares of Northrop Grumman common stock in excess of the number of Remaining Northrop Grumman Available Shares, the number of shares of Northrop Grumman common stock that Company stockholders will receive for each Company Share for which they made a share election will be reduced pro rata so that the total number of shares that Northrop Grumman will issue to all Company stockholders pursuant to the Northrop Grumman Merger will equal the number of Remaining Northrop Grumman Available Shares. If this reduction occurs, in addition to the reduced number of Northrop Grumman shares, Northrop Grumman will pay, in respect of each Company Share for which a share election was made, cash in lieu of the Northrop Grumman shares that the Company stockholder would have otherwise received. The amount of cash to be paid for each Company Share subject to a share reduction in this situation will be calculated by multiplying $67.50 by the percentage reduction in Northrop Grumman shares issued to Company stockholders making share elections.

          In the case of an over-election for either cash or shares of Northrop Grumman shares, those Company stockholders who fail to make a valid election with respect to their shares will receive the under-elected form of consideration for those shares. If all Company stockholders together make valid cash elections for less than the Remaining Cash Amount and valid share elections for fewer than the Remaining Northrop Grumman Available Shares pursuant to the Northrop Grumman Merger, all of the remaining cash and Northrop Grumman shares that will be paid and issued pursuant to the Northrop Grumman Merger will be allocated pro rata among non-electing holders of Company Shares.

          All references to the Northrop Grumman Merger Agreement are qualified in their entirety by the full text of the Northrop Grumman Merger Agreement, a copy of which is attached as Exhibit (e)(2) hereto and is incorporated by reference herein.

                        THE RIGHTS AGREEMENT AMENDMENT

          Pursuant to the Northrop Grumman Merger Agreement, the Company represented that it had taken all requisite action to render the Rights inapplicable to the Northrop Grumman Merger Agreement, the Northrop Grumman Offer, the Northrop Grumman Merger and the other transactions contemplated by the Northrop Grumman Merger Agreement and to provide for the expiration of the Rights upon the consummation of the Northrop Grumman Offer.

          In connection with executing the Northrop Grumman Merger Agreement, the Company has amended the Rights Agreement to provide that (i) neither Northrop Grumman nor any of its affiliates shall be deemed an "Acquiring Person" (as defined in the Rights Agreement) as a result of entering into the Northrop Grumman Merger Agreement, commencing or consummating the Northrop Grumman Offer or consummating the Northrop Grumman Merger pursuant to the terms of the Northrop Grumman Merger Agreement and (ii) the execution and delivery of the Northrop Grumman Merger Agreement or the consummation of the Northrop Grumman Offer or the Merger or of the transactions contemplated thereby will not cause a "Distribution Date" (as defined in the Rights Agreement) to occur, which would result in the Rights issued pursuant to the Rights Agreement trading separately from the Shares, or otherwise cause the Rights to become exercisable. The amended Rights Agreement also provides that, upon consummation of the Northrop Grumman Offer, all Rights granted by the Rights Agreement will become null and void, the Rights Agreement will be terminated and all provisions of the Rights Agreement, collectively and separately, will be without effect.

          The foregoing description of the Rights Agreement, as amended, and of the Rights does not purport to be complete and is qualified in its entirety by the terms of the Rights Agreement, dated as of June 10, 1998, by and between the Company and EquiServe Trust Company, N.A. (formerly known as First Chicago Trust Company of New York), a copy of which has been filed as an exhibit to the Company's Registration Statement on Form 8-A dated June 10, 1998 and the terms of Amendment No. 1 to the Rights Agreement, dated as of April 24, 2001, a copy of which has been filed as an exhibit to the Form 8-A/A of the Company, dated April 25, 2001, the terms of Amendment No. 2 to the Rights Agreement dated as of October 2, 2001, a copy of which has been filed as an exhibit to the Form 8-A/A of the Company, dated November 8, 2001, and the terms of Amendment No. 3 to the Rights Agreement dated as of November 7, 2001, copy of which has been filed as an Exhibit (e)(3) hereto, all of which are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

          The "Background" section under Item 4 of the Northrop Grumman
Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

          The Company Board met on November 7, 2001 to consider the proposed transaction. Following presentations from the Company's management and financial and legal advisors, the Company Board unanimously approved the Northrop Grumman Merger Agreement and the transactions contemplated thereby. Subsequently on November 7, 2001, the Northrop Grumman Merger Agreement was executed by Northrop Grumman, the Northrop Grumman Purchaser and the Company.

          On November 8, Northrop Grumman and the Company issued a joint press release announcing the transaction.

ITEM 9. EXHIBITS

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          (a)(5)(T) Text of press release issued by the Company and Northrop Grumman, dated November 8, 2001 (filed as
                         Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 8, 2001, and incorporated herein by reference).

          (e)(2) Agreement and Plan of Merger, dated as of November 7, 2001, among Northrop Grumman, the Northrop Grumman Purchaser and the Company (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated November 8, 2001, and incorporated herein by reference).

          (e)(3) Amendment No. 3 dated as of November 7, 2001, to the Rights Agreement between Newport News Shipbuilding Inc. and EquiServe Trust Company, N.A. (formerly known as First Chicago Trust Company of New York), as Rights Agent (filed as Exhibit 4 to the Company's Form 8-A/A dated November 8, 2001, and incorporated herein by reference).

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   NEWPORT NEWS SHIPBUILDING INC.


                                        By:  /s/ STEPHEN B. CLARKSON
                                           ----------------------------------
                                           Name:  Stephen B. Clarkson
                                           Title: Vice President,
                                                  General Counsel and
                                                  Secretary


Dated: November 8, 2001

                               INDEX TO EXHIBITS

Exhibit No.              Description
------------             --------------

(a)(1)                   Not Applicable.

*(a)(2)                  Letter to stockholders from William P. Fricks dated
                         June 6, 2001.

(a)(3)                   Not Applicable.

(a)(4)                   Not Applicable.

*(a)(5)(A)               Letter dated May 8, 2001 from Kent Kresa to William
                         P. Fricks (filed as Exhibit (a)(5)(C) to the General
                         Dynamics Statement).

*(a)(5)(B)               Complaint filed by Patricia Heinmuller in the Court
                         of Chancery of the State of Delaware, in and for New
                         Castle County, on May 9, 2001 (filed as Exhibit
                         (a)(5)(vii) to Amendment No. 2 to the General
                         Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)               Complaint filed by Ellis Investments, Ltd. in the
                         Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as
                         Exhibit (a)(5)(viii) to Amendment No. 2 to the
                         General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)               Complaint filed by David Bovie in the Court of
                         Chancery of the State of Delaware, in and for New
                         Castle County, on May 10, 2001 (filed as
                         Exhibit(a)(5)(ix) to Amendment No. 2 to the General
                         Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)               Complaint filed by Efrem Weitschner, in the Court of
                         Chancery of the State of Delaware, in and for New
                         Castle County, on May 11, 2001 (filed as Exhibit
                         (a)(5)(x) to Amendment No. 2 to the General Dynamics
                         Schedule TO and incorporated herein by reference).

*(a)(5)(F)               Complaint filed by Eric van Gelder, in the Court of

                         Chancery of the State of Delaware, in and for New Castle County, on May 16, 2001 (filed as Exhibit
                         (a)(5)(xi) to Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)               Text of press release, dated June 6, 2001.

*(a)(5)(H)               Text of the June 2001, Volume 1 edition of the For
                         Your Benefit Newsletter, issued and distributed by the Company on June 6, 2001 (filed as
                         Exhibit(a)(5)(M) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)               Text of letter from Kent Kresa to William B. Fricks
                         dated June 15, 2001.

*(a)(5)(J)               Text of press release issued by Northrop Grumman,
                         dated June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)               Text of press release issued by General Dynamics,
                         dated June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(L)               Text of press release issued by the Company, dated
                         October 4, 2001.

*(a)(5)(M)               Text of letter from Kent Kresa to William B. Fricks,
                         dated October 4, 2001.

*(a)(5)(N)               Text of press release issued by the Company, dated
                         October 5, 2001.

*(a)(5)(O)               Text of press release issued by the Company, dated
                         October 23, 2001.

*(a)(5)(P)               Complaint filed by the U.S. Department of Justice
                         with the District Court for the District of Columbia on October 23, 2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General Dynamics Schedule
                         TO and incorporated herein by reference).

*(a)(5)(Q)               Text of press release issued by the Company, dated
                         October 26, 2001.

*(a)(5)(R)               Termination Agreement, dated October 26, 2001,
                         between General Dynamics and the Company.

*(a)(5)(S)               Text of press release issued by the Company, dated
                         November 6, 2001.

(a)(5)(T) Text of press release issued by the Company and Northrop Grumman, dated November 8, 2001 (filed as
                         Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 8, 2001, and incorporated herein by reference).

*(e)(1) Confidentiality Agreement between Northrop Grumman and the Company.

(e)(2) Agreement and Plan of Merger, dated as of November 7, 2001, among Northrop Grumman, the Northrop Grumman Purchaser and the Company (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated November 8, 2001, and incorporated herein by reference).

(e)(3) Amendment No. 3 dated as of November 7, 2001, to the Rights Agreement between Newport News Shipbuilding Inc. and EquiServe Trust Company, N.A. (formerly known as First Chicago Trust Company of New York), as Rights Agent (filed as Exhibit 4 to the Company's Form 8-A/A dated November 8, 2001, and incorporated herein by reference).

(g)                      Not Applicable.


* Previously filed.